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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b) 1/

                          The A Consulting Team, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                  000881 10 2
             ------------------------------------------------------
                                 (CUSIP Number)

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 000881 10 2                   13G                    Page 1 of 4 Pages

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(1)    NAME OF REPORTING PERSON

       Shmuel BenTov

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
--------------------------------------------------------------------------------
(3)    SEC USE ONLY


--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OR ORGANIZATION

       United States
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                          (5)    SOLE VOTING POWER
                                 3,415,000 shares of Common Stock
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED            None
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  3,415,000 shares of Common Stock
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER
                                 None
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(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,415,000 shares of Common Stock
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(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |

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(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       62.3%
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(12)   TYPE OF REPORTING PERSON*

       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT



Item 1(a).        Name of Issuer:

                  The A Consulting Team, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  200 Park Avenue South
                  New York, New York 10003

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CUSIP No. 000881 10 2                   13G                    Page 2 of 4 Pages


Item 2(a).        Name of Person Filing:

                  Shmuel BenTov

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  200 Park Avenue South
                  New York, New York 10003


Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Common Stock").

Item 2(e).        CUSIP Number:

                  000881 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                | | Broker or Dealer registered under Section 15 of the
                    Securities Exchange Act of 1934, as amended (the "Exchange Act"),

            (a) | | Bank as defined in Section 3(a)(6) of the Exchange Act,

            (b) | | Insurance Company as defined in Section 3(a)(19) of the
                    Exchange Act,

            (c) | | Investment Company registered under Section 8 of the
                    Investment Company Act,

            (d) | | Investment Advisor registered under Section 203 of the
                    Investment Advisers Act of 1940,

            (e) | | Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule
                    13d-1(b)(l)(ii)(F),

            (f) | | Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G); see Item 7,

            (h) | | Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

Item 4.     Ownership.

            (a)  Amount Beneficially Owned:
                 As of December 31, 1997, Mr. BenTov beneficially owned 3,415,000 shares of Common Stock.

            (b)  Percent of Class:
                 As of December 31, 1997, Mr. BenTov was the beneficial owner of an aggregate of 3,415,000 shares of Common Stock, which constituted approximately 62.3% of the 5,485,000 shares of

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CUSIP No. 000881 10 2                   13G                    Page 3 of 4 Pages


                 Common Stock outstanding as of December 31, 1997
                 (as reported in the Company's Form 10-K, dated as of December 31, 1997).


            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:
                       3,415,000 shares of Common Stock. See Item 4(a) above.

                 (ii)  Shared power to vote or direct the vote:
                       0 shares of Common Stock.

                 (iii) Sole power to dispose or to direct the disposition of:
                       3,415,000 shares of Common Stock. See Item 4(a) above.

                 (iv)  Shared power to dispose or to direct the disposition of:
                       0 shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            Not Applicable.

CUSIP No. 000881 10 2                   13G                    Page 4 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        January 30, 1998
                                                  ---------------------------
                                                             (Date)

                                                       /s/ Shmuel BenTov
                                                  ---------------------------
                                                           (Signature)

                                                         Shmuel BenTov
                                                  ---------------------------
                                                             (Name)